Confidential treatment requested by SenesTech, Inc. pursuant to Rule 83

As confidentially submitted to the U.S. Securities and Exchange Commission on October 19, 2017.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SENESTECH, INC.

(Exact name of registrant as specified in its charter)

Delaware	2879	20-2079805
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3140 N. Caden Court, Suite 1
Flagstaff, AZ 86004
(928) 779-4143

(Address, including zip code and telephone number, including area code, of registrant’s principal place of business)

Loretta P. Mayer, Ph.D.
Chair of the Board, Chief Executive Officer and Chief Scientific Officer
SenesTech, Inc.
3140 N. Caden Court, Suite 1
Flagstaff, AZ 86004
(928) 779-4143

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Chris Hall Jared Forsgren Perkins Coie LLP 1120 NW Couch Street, 10th Floor Portland, Oregon 97209 (503) 727-2000	Michael Raymond, Esq. Bradley J. Wyatt, Esq. Dickinson Wright PLLC 2600 W. Big Beaver Rd., Suite 300 Troy, Michigan 48084 (248) 433-7273

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(do not check if smaller reporting company)		Emerging growth company	☒

If an emerging growth company, indicated by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)		Amount of registration fee
Common Stock, $0.001 par value per share(3)		$5,000,000.00		$623
Warrants to purchase shares of Common Stock(4)
Common Stock issuable upon exercise of the Warrants(5)	$		$
Total:	$		$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(3)	Includes the aggregate offering price of additional shares and accompanying warrants that the underwriters have the right to purchase from the Registrant, if any.
(4)	Includes the Underwriters' Warrants, which are exercisable within five years after the effective date of this registration statement representing 10% of the securities issued in this offering to the underwriters. The warrants are exercisable at a per share exercise price equal to 150% of the public offering price. See “Underwriting—Underwriters’ Warrants.”
(5)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential treatment requested by SenesTech, Inc. pursuant to Rule 83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED           , 2017

PRELIMINARY PROSPECTUS

SenesTech, Inc.

           Shares of Common Stock

Warrants to Purchase           Shares of Common Stock

We are offering up to           shares of our common stock and warrants to purchase an aggregate of           shares of our common stock. Each share of common stock is being sold together with a warrant to purchase up to           of a share of our common stock, at an exercise price of $           per share. The warrants will be exercisable immediately and will expire five years from the date of issuance. The shares of common stock and warrants can only be purchased together in this offering but will be issued separately and will be immediately separable upon issuance. Our common stock is listed on The NASDAQ Capital Market under the symbol “SNES.” On           , 2017, the last reported sale price for our common stock on The NASDAQ Capital Market was $           per share. The public offering price will be determined between us and the underwriters at the time of pricing, and may be at a discount to the current market price. There is no established public trading market for the warrants, and we do not expect a market to develop. In addition, we do not intend to apply for a listing of the warrants on any national securities exchange.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933 and are subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page [●] of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share and Accompanying Warrant	Total
Public offering price(1)	$	$
Underwriting discount and commissions(2)	$	$
Proceeds, before expenses, to us	$	$

(1) The public offering price is $           per share of common stock and $0.01 per warrant to purchase           of a share of common stock.

(2) We refer you to “Underwriting” beginning on page           for additional information regarding total underwriting compensation.

We granted the underwriters an option for 30 days to purchase up to an additional           shares and warrants to purchase           shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $           , and the total proceeds to us, before expenses, will be $           .

Delivery of the shares and warrants will be made on or about           , 2017.

Roth Capital Partners

The date of this prospectus is           2017

Confidential treatment requested by SenesTech, Inc. pursuant to Rule 83

We have not authorized anyone to provide you with any information or to make any representation, other than those contained in this prospectus or any free writing prospectus we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares and warrants offered hereby, but only in circumstances and in jurisdictions where it is lawful to so do. The information contained in this prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

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Confidential treatment requested by SenesTech, Inc. pursuant to Rule 83

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus or incorporated by reference into this prospectus from our filings with the Securities and Exchange Commission, or the SEC as described later in the prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock or warrants to purchase shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus, including the information incorporated by reference in this prospectus. You should read the entire prospectus and the information incorporated by reference carefully, including the Sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and unaudited condensed financial statements and the related notes, before deciding to buy shares of our common stock or warrants to purchase shares of our common stock. Unless the context requires otherwise, references in this prospectus to “Registrant,” “SenesTech,” “we,” “us” and “our” refer to SenesTech, Inc.

Overview

We have developed and are seeking to commercialize globally a proprietary technology for managing animal pest populations through fertility control. We believe our innovative non-lethal approach, targeting reproduction, is more humane, less harmful to the environment, and more effective in providing a sustainable solution to pest infestations than traditional lethal pest management methods. Our approach is designed to promote food security and reduce infrastructure damage, disease outbreaks, environmental contamination and other costs associated with rodent infestations. Our first fertility control product candidate, ContraPest, is being marketed for use in controlling rat populations. We were granted Environmental Protection Agency, or the EPA registration approval for ContraPest effective August 2, 2016. Before we can begin selling ContraPest in the United States, we must obtain registration from the various state regulatory agencies. To date, we have received registration for ContraPest in 49 states and the District of Columbia, with applications in California pending. We have commenced the manufacturing, marketing and sale of ContraPest.

Current Problem

Rodent populations cause significant harm by:

▪	Decreasing worldwide food supply — rodents destroy crops through consumption and contamination, and the Quality Assurance and Food Safety magazine estimated that in 2014, 20% of stored food was lost due to rodent activity.

▪	Damaging public infrastructure — rodents cause significant damage to public infrastructure, estimated by researchers at the National Wildlife Research Center in 2007 at over $27.0 billion in the United States alone on an annual basis.

▪	Transmitting disease — rodents transmit disease and deadly pathogens to humans and other species. According to the Center for Disease Control, over 35 human diseases are transmitted by rodents.

Current efforts to control rodent populations include the use of lethal chemical agents, also referred to as rodenticides, the sale of which constituted a $900 million market worldwide in 2013 and is expected to exceed a $1 billion market worldwide in 2017. In the United States, there are currently 193 such products registered by the EPA. These lethal rodenticides, however, have a number of serious shortcomings, including:

▪	Not a long-term solution — the initial decline in rodent population exposed to rodenticides is typically followed by a “population rebound” as the surviving rodents quickly reproduce and rodents from surrounding areas migrate in at the affected area. Many rodent populations return to their original size within six to nine months.

▪	Ineffective delivery method — due to their understanding of cause and effect, rodents will generally not consume food that they have seen adversely affect other rodents nor will they select poor-tasting rodenticides over other food sources.

▪	Unsafe — rodenticides contain lethal chemicals that can be toxic to humans and other animals, which has resulted in the EPA and similar authorities in other jurisdictions placing restrictions on the sale and use of rodenticides.

▪	Harmful to the environment — the poisons in rodenticides can accumulate in the bodies of rodents, transfer to other animals and contaminate the area where the rodent dies.

▪	Inhumane — lethal chemicals gradually culminate in the death of the rodent exposed to rodenticides over five to ten days, marked by extreme discomfort and pain. This raises moral concerns, particularly in regions such as India.

Our Solution — Fertility Control

Our fertility control product candidate, ContraPest, targets the reproductive capabilities of rats by inducing the gradual loss of eggs in female rats and disruption of sperm in male rats, resulting in contraception that can progress to sterility in both females and males. By targeting rat fertility, our solution is:

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▪	Sustainably effective — ContraPest causes rat populations to remain at a sustained low level, as demonstrated by studies in which we have observed decreases in wild rat populations of more than 40% over a 12-week period. We believe this decrease in population will continue and, based on studies conducted by third parties, will stabilize at an approximately 70% reduction in 12 months without rebound (based on an initial population of approximately 10,000 rats). The “population rebound” effect is reduced in a rat population treated with ContraPest because the non-reproductive rats continue to defend their territory from invasion by other rats. Also, we have observed that the contraceptive effect of ContraPest in reducing rat population is present regardless of the amount consumed by any particular rat in that population.

▪	Targeted delivery — our proprietary bait delivery method appears to be attractive to rats, can be placed in strategic feeding locations in our proprietary bait station, and delivers active ingredients directly to targeted reproductive organs.

▪	Safe — studies of ContraPest have demonstrated that ContraPest is not lethal to rats and when used as directed is not harmful to people or other animals, nor does it accumulate in rats or pose a risk of secondary exposure to predators of rats.

▪	Environmentally friendly — ContraPest does not contain poisons, breaks down into inactive ingredients when it comes in contact with soil or water in the environment and utilizes a closed delivery system designed to prevent exposure to non-target species and the environment.

▪	Humane — our solution neither results in rat death nor causes physical suffering in rats.

Proprietary Technology

Our intellectual property portfolio supporting ContraPest and other product candidates consists of nine U.S. and international patent filings addressing the ContraPest compound. Any issued claims would have a patent term extending to 2033 or longer based on patent term determinations in each of the filing countries. We have filed an international patent application covering our novel bait station device to effectively and efficiently deliver our rodent bait at individual bait sites that would, if issued, offer patent term protection through at least 2036. In addition, we utilize proprietary data and trade secrets to further protect our product candidates.

We have an exclusive patent license with the University of Arizona for background intellectual property that we plan to employ for future product development in the domestic animal fertility control market. The patent claims in the United States, Australia and New Zealand cover the use of the 4-vinylcyclohexene diepoxide to deplete ovarian follicles in individual mammals and mammal populations. The license agreement, signed in 2005, will terminate with the last to expire patent claims, which have a term extending to 2026.

Our Strategy

Our goal is to become a leader in fertility control technology designed to promote food security and reduce infrastructure damage, disease outbreaks, environmental contamination and other costs associated with pest infestations and poor animal health. Key elements of our strategy are:

▪	Obtain regulatory approval for our lead product candidate, ContraPest, throughout the United States, and in the EU and other parts of the world.

▪	Continue to develop and establish third party relationships with manufacturing, marketing and distribution partners in the United States and internationally.

▪	Educate our target markets on the long-term benefits our fertility control solution provides over lethal approaches.

▪	Establish a secure supply of active ingredients, including triptolide, by cultivating a diverse base of traditional agricultural suppliers and developing bio-synthetic or other alternative sources of triptolide.

▪	Leverage our scientific research and core technologies to develop and commercialize a broad suite of products.

Our Third Party Relationships and Commercialization Plans

To date, we have entered into arrangements with the following manufacturing, marketing and distributions partners:

▪	NeoVenta — Pursuant to our agreement with NeoVenta Solutions, a sales and marketing company, we granted to NeoVenta an exclusive license for 10 years to represent us in the marketing, sales and distribution of ContraPest in India and certain surrounding Southeast Asian countries at such time, if any, that regulatory approval in these countries has been obtained.

▪	Bioceres — Under our agency agreement with INMET, the research and development subsidiary of Bioceres, Inc., a leading agricultural biotechnology company in Argentina, we have authorized INMET, which specializes in bacterial fermentation solutions, to seek regulatory approval for and conduct pre-sales marketing of ContraPest in Argentina. We intend to create a joint venture entity with INMET that would manage all sales and marketing of ContraPest in Argentina. We also have a services agreement with INMET to provide research and development services to develop an efficient production method for a bio-synthetic version of triptolide.

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To date, we have not generated any meaningful revenue from product sales, but we currently are focused on commercializing ContraPest in the United States. We also intend to market ContraPest in international jurisdictions directly and through our existing and future strategic relationships. Target segments for ContraPest include government (e.g., subways, transit systems and public housing agencies); healthcare; agriculture (e.g., farms, storage facilities and protein production facilities (including cattle, sheep, pig and poultry facilities)); food production (e.g., factories, meat-packing facilities, dairy production plants and vegetable and fruit preparation facilities); animal care facilities (e.g., zoos, animal sanctuaries and conservation groups); and commercial facilities (e.g., major restaurant chains, retail locations, casinos and hotels). In addition, we intend to approach large pest management companies to pursue potential partnerships for the distribution and sale of ContraPest.

Regulatory Strategy

While the EPA has granted us exclusive-use status for ContraPest, this approval was granted on a restricted-use basis, including indoor and limited outdoor use, and is based on a liquid formation. We intend to diligently pursue additional related regulatory approvals from the EPA to support our product evolution, including seeking approval for full outdoor use, removal of the restricted-use status, alternative formulations and for additional species (utilizing approved active ingredients). In addition, we believe that the EPA will support us in facilitating regulatory reviews outside of the United States. See “Business — Government Regulation and Product Approval” in our Annual Report on Form 10-K for the year ended December 31, 2016 for additional information.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” in this prospectus and in the section entitled “Risk Factors” in our most recent Annual Report on Form 10-K, as well as any amendment or update to our risk factors reflected in subsequent filings under the Securities and Exchange Act of 1934, as amended, or the Exchange Act.

These risks include, among others, the following:

▪	We have incurred significant operating losses every quarter since our inception; specifically, for the year ended December 31, 2016, we reported a net loss of approximately $11.0 million, and for the six months ended June 30, 2017, we reported a net loss of approximately $7.0 million, and we anticipate that we will continue to incur significant operating losses in the future.

▪	We have limited internal full-scale manufacturing capability and we may rely upon third parties to manufacture our products or expand our own additional manufacturing capacity.

▪	We will require significant new revenue or additional capital to fund our operations. Failure to obtain necessary capital when needed may force us to delay, limit, or terminate our product development efforts or our operations.

▪	Our future success is dependent on the regulatory approval and commercialization of ContraPest and our other product candidates. We have had few sales to date, with revenue of approximately $10,000 in our quarter ended June 30, 2017.

▪	Regulatory approval processes are lengthy, time-consuming and unpredictable, and if we are ultimately unable to obtain sufficient regulatory approval for ContraPest or our other product candidates, our business may fail.

▪	ContraPest and our other product candidates, if approved, may not achieve adequate market acceptance necessary for commercial success.

▪	We are only beginning to market our products, and if we are unable to establish an effective sales force and marketing and distribution infrastructures, or enter into and rely upon acceptable third party relationships, we may be unable to generate any revenue.

▪	We depend on key personnel to operate our business. If we are unable to retain, attract, and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

▪	We are dependent on a key ingredient for ContraPest, triptolide, which has been expensive and must be in a very refined condition.

▪	If we are unable to obtain or protect intellectual property rights, our competitive position could be harmed.

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Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and therefore we have elected to comply with certain reduced disclosure and regulatory requirements for this prospectus and future filings, including only presenting two years of audited financial statements and related financial information, not having our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and not holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these reduced requirements until we are no longer an “emerging growth company.” Under Section 107(b) of the JOBS Act, “emerging growth companies” may take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Corporate and Other Information

We were incorporated in Nevada in July 2004 and reincorporated in Delaware in November 2015. Our principal executive offices are located at 3140 N. Caden Court, Suite 1, Flagstaff, Arizona 86004, and our telephone number is (928) 779-4143. Our corporate website address is www.senestech.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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THE OFFERING

Common stock offered by us	shares of common stock

Warrants offered by us in this offering	Warrants to purchase up to shares of common stock. Each share of our common stock is being sold together with a warrant to purchase of a share of our common stock. Each warrant will have an exercise price of $ per share, will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. This prospectus also relates to the offering of the shares of common stock issuable upon exercise of the warrants.

Common stock to be outstanding after this offering	shares of common stock (assuming none of the warrants issued in this offering are exercised).

Option to purchase additional shares	The underwriters have an option for a period of 30 days to purchase up to additional shares of common stock.

Use of proceeds	We intend to use the net proceeds of this offering for working capital and general corporate purposes, including those related to the commercialization of ContraPest.

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock and warrants in this offering.

NASDAQ Capital Market symbol	Our common stock is listed on the NASDAQ Capital Market under the symbol “SNES.” We do not intend to list the warrants on any national securities exchange or nationally recognized trading system.

The number of shares of our common stock to be outstanding after this offering is based on 10,389,497 shares of common stock outstanding as of October 10, 2017, which excludes:

▪	1,558,800 shares of common stock issuable upon the exercise of stock options outstanding as of October 10, 2017;

▪	357,229 shares of common stock issuable upon the vesting of restricted stock units outstanding as of October 10, 2017;

▪	829,285 shares of common stock issuable upon the exercise of outstanding common stock warrants as of October 10, 2017, at a weighted-average exercise price of $9.88 per share;

▪	Shares issuable upon the exercise of warrants to be issued in this offering, including the Underwriters’ Warrant; and

▪	785,095 shares of common stock available for future issuance under our 2015 Equity Incentive Plan, or the 2015 Plan, as of October 10, 2017.

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RISK FACTORS

Investing in our common stock and warrants involves a number of risks. You should not invest unless you are able to bear the complete loss of your investment. You should carefully consider the risks described below and discussed under the section entitled “Risk Factors” in our most recent Annual Report on Form 10-K, as well as any amendment or updates to our risk factors reflected in subsequent filings under the Exchange Act, including but not limited to our most recent Quarterly Report on Form 10-Q, which are incorporated herein by reference in their entirety, together with other information in this prospectus and the information and documents incorporated by reference in this prospectus. These risks and uncertainties described below or otherwise incorporated herein by reference are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline and investors could lose all or a part of the money paid to buy our common stock and warrants. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of these and other factors.

Risks Related to This Offering and Owning Shares of Our Common Stock and Warrants

Purchasers in the offering will suffer immediate dilution.

If you purchase common stock in this offering, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as dilution. At the assumed public offering price of

$           per share and accompanying warrants, purchasers of common stock in this offering will experience immediate dilution of approximately $           per share. Based upon the as adjusted net tangible book value of our common stock at June 30, 2017, your shares may be worth less per share than the price you paid in the offering. If the options and warrants we previously granted are exercised, additional dilution will occur. As of October 10, 2017, options to purchase 1,558,800 shares of common stock at a weighted-average exercise price of $1.73 per share were outstanding, 357,229 shares of common stock issuable upon the vesting of restricted stock units were outstanding as of October 10, 2017 and warrants to purchase 829,285 shares of common stock at a weighted-average exercise price of $9.88 per share were outstanding. Furthermore, if the underwriters exercise the warrants to be issued to them as compensation in connection with this offering or if we raise additional funding by issuing additional equity securities, the newly-issued shares will further dilute your percentage ownership of our shares and may also reduce the value of your investment.

There is no public market for the warrants being offered in this offering.

There is no established public trading market for the warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the warrants on any securities exchange or nationally recognized trading system, including The NASDAQ Capital Market. Without an active market, the liquidity of the warrants will be limited.

Our share price may be volatile, which could subject us to securities class action litigation and prevent you from being able to sell your shares at or above the offering price.

Our stock could be subject to wide fluctuation in response to many risk factors listed in this section or incorporated by reference into this prospectus, and others beyond our control, including:

▪	Market acceptance and commercialization of our products;

▪	Our being able to timely demonstrate achievement of milestones, including those related to revenue generation, cost control, cost effective source supply, and regulatory approvals;

▪	Results and timing of our submissions with the regulatory authorities;

▪	Failure or discontinuation of any of our development programs;

▪	Regulatory developments or enforcements in the United States and non-U.S. countries with respect to our products or our competitors’ products;

▪	Failure to achieve pricing acceptable to the market;

▪	Actual or anticipated fluctuations in our financial condition and operating results, or our continuing to sustain operating losses;

▪	Competition from existing products or new products that may emerge;

▪	Announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;

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▪	Issuance of new or updated research or reports by securities analysts;

▪	Announcement or expectation of additional financing efforts, particularly if our cash available for operations significantly decreases;

▪	Fluctuations in the valuation of companies perceived by investors to be comparable to us;

▪	Share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

▪	Additions or departures of key management or scientific personnel;

▪	Disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

▪	Entry by us into any material litigation or other proceedings;

▪	Sales of our common stock by us, our insiders, or our other stockholders;

▪	Market conditions for stocks in general; and

▪	General economic and market conditions unrelated to our performance.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions such as recessions, interest rate changes, or international currency fluctuations, may negatively impact the market price of shares of our common stock. In addition, such fluctuations could subject us to securities class action litigation, which could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock is impacted by the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We cannot assure that analysts will continue to cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We currently intend to allocate the net proceeds that we will receive from this offering as described in this prospectus under the “Use of Proceeds” section of this prospectus. However, our management will have broad discretion in the actual application of the net proceeds, and we may elect to allocate proceeds differently from that described herein if we believe it would be in the best interest of the Registrant to do so. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of the shares and dilute stockholders.

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. This is particularly true if we sell our stock at a discount. In addition, in connection with this offering, our directors and executive officers entered into lock-up agreements. If, after the end of such lock-up agreements, these stockholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

In addition, in the future, we may issue additional common shares or other equity or debt securities convertible into common shares in connection with a financing, acquisition, litigation settlement, employee arrangements, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause our common share price to decline.

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Confidential treatment requested by SenesTech, Inc. pursuant to Rule 83

Holders of warrants purchased in this offering will have no rights as common stockholders until such holders exercise their warrants and acquire our common stock.

Until holders of warrants acquire shares of our common stock upon exercise of the warrants, holders of warrants will have no rights with respect to the shares of our common stock underlying such warrants. Upon exercise of the warrants, the holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

We are an “emerging growth company” as that term is used in the JOBS Act, and we intend to continue to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in our common stock being less attractive to investors and adversely affect the market price of our common stock or make it more difficult to raise capital as and when we need it.

We are an “emerging growth company” as that term is used in the JOBS Act, and we intend to continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved, and exemptions from any rules that the Public Company Accounting Oversight Board may adopt requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements. We currently take advantage of some, but not all, of the reduced regulatory and reporting requirements that are available to us under the JOBS Act, and intend to continue to do so as long as we qualify as an “emerging growth company.” For example, so long as we qualify as an “emerging growth company,” we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would have otherwise been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate us.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company, which in certain circumstances could be for up to five years. See “Prospectus Summary-Implications of Being an Emerging Growth Company.”

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our business, results of operations, financial condition and cash flows, and future prospects may be materially and adversely affected.

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FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

▪	The potential opportunities for commercializing our product candidates;

▪	The effectiveness of our solution and our strategy;

▪	Our ability to source key product ingredients and at commercially acceptable prices;

▪	The likelihood of regulatory approvals for our product candidates;

▪	The anticipated results and effects of our product candidates;

▪	Our expectations regarding the potential market size for our products candidates, if approved for commercial use;

▪	Estimates of our expenses, capital requirements and need for additional financing and the ability to fund operations;

▪	Our ability to enter into strategic partnership agreements and to achieve the expected results from such arrangements;

▪	The initiation, timing, progress and results of future laboratory and field studies and our research and development programs;

▪	Our ability to manufacture our product candidates in a commercially efficient manner;

▪	The scope of protection we are able to obtain and maintain for our intellectual property rights covering our product candidates;

▪	Our use of proceeds from this offering;

▪	Our financial performance;

▪	Developments and projections relating to our competitors and our industry; and

▪	Our ability to sell our products at commercially reasonable values.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other similar expressions. These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risks and uncertainties.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, after the date of this prospectus, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research surveys and studies conducted by third parties. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions we use are appropriate, neither such research nor these definitions have been verified by any independent source.

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USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock and warrants in this offering will be approximately

$           million (or $           million if the underwriters exercise in full their option to purchase additional shares and warrants from us), based on the initial public offering price of $           per share and accompanying warrant, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and excluding the proceeds, if any, from the exercise of the warrants issued in this offering. Each $0.25 increase (decrease) in the assumed combined public offering price of $           per share would increase (decrease) the net proceeds to us from this offering by approximately $           , or approximately           if the underwriters exercise their over-allotment option in full, assuming the number of shares and warrants offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares of our common stock and warrants we are offering. An increase (decrease) of 1 million shares sold in this offering would increase (decrease) the expected net proceeds of the offering to us by approximately $           , assuming that the assumed combined public offering price per share and the related warrant coverage remains the same.

We intend to use the net proceeds of this offering for working capital and general corporate purposes, including those related to commercialization of ContraPest. The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our product development efforts and market acceptance of our products. As a result, our management will have broad discretion in applying the net proceeds from this offering. Pending the use of proceeds described above, we intend to invest the net proceeds from this offering in interest-bearing, investment-grade securities.

DILUTION

If you invest in our common stock and warrants in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share and the as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of June 30, 2017 was approximately $5.6 million, or $0.56 per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities. Historical net tangible book value (deficit) per share is our historical net tangible book value (deficit) divided by the weighted average number of shares of common stock outstanding as of June 30, 2017.

After giving effect to the sale of shares of common stock and warrants in this offering, at an assumed public offering price of $           per share and accompanying warrant, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and excluding the proceeds, if any, from the exercise of the warrants issued in this offering, our as adjusted net tangible book value as of June 30, 2017 would have been approximately           million, or $           per share of common stock. This represents an immediate increase in net tangible book value of $           per share to existing stockholders and an immediate dilution in net tangible book value of $           per share to new investors purchasing shares of our common stock and accompanying warrants in this offering.

If the underwriters exercise in full their option to purchase additional shares of our common stock and accompanying warrants from us, the net tangible book value per share, as adjusted to give effect to the offering, would be $           per share, and the dilution in net tangible book value per share to $           . The following table illustrates this dilution on a per share basis:

Assumed combined public offering price per share and accompanying warrant	$
Historical net tangible book value per share as of June 30, 2017		0.56
As adjusted increase in net tangible book value per share attributable to investors in this offering
As adjusted net tangible book value per share after this offering
Dilution per share to investors participating in this offering	$

The foregoing tables and calculations as of June 30, 2017 exclude the following potentially dilutive shares of common stock:

▪	1,558,800 shares of common stock issuable upon the exercise of stock options outstanding as of October 10, 2017, at a weighted average exercise price of $1.73 per share;

▪	357,229 shares of common stock issuable upon the vesting of restricted stock units outstanding as of October 10, 2017;

▪	829,285 shares of common stock issuable upon the exercise of outstanding common stock warrants as of October 10, 2017, at a weighted-average exercise price of $9.88 per share;

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▪	Shares issuable upon the exercise of warrants to be issued in connection with this offering; and

▪	785,095 shares of common stock available for future issuance under our 2015 Plan as of October 10, 2017.

To the extent that any outstanding common stock options and common stock warrants are exercised or there are additional issuances of common stock options, common stock warrants or shares of our common stock in the future, there will be further dilution to investors participating in this offering.

DESCRIPTION OF SECURITIES TO BE REGISTERED

We are offering (i)           shares of our common stock and (ii) warrants to purchase up to           shares of our common stock. The shares of common stock and warrants will be issued separately. We are also registered the shares of common stock issuable from time to time upon exercise of the warrants offered hereby.

Common Stock

The material terms and provisions of our common stock are described herein under the caption “Description of Capital Stock.”

Warrants

The following summary of certain terms and provisions of warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of warrant for a complete description of the terms and conditions of the warrants.

Form. The warrants will be issued on individual warrant agreements to investors.

Duration and Exercise Price. Each warrant offered hereby will have an exercise price per share equal to $           . The warrants will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price. The warrants will be issued separately from the common stock, and may be transferred separately immediately thereafter. A warrant to purchase share of our common stock will be issued for every           share purchased in this offering.

Exercisability. The warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the warrant to the extent that the holder would own more than 4.99% of the outstanding common stock after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. No fractional shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

Cashless Exercise. If, at the time a holder exercises its warrant, a registration statement registering the issuance of the shares of common stock underlying the warrants under the Securities Act is not then effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the warrant.

Fundamental Transactions. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Transferability. Subject to applicable laws and the restriction on transfer set forth in the warrant, the warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer.

Exchange Listing. We do not intend to list the warrants on any securities exchange or nationally recognized trading system.

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Right as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the warrants do not have the rights or privileges of holders of our common stock, including any voting rights, unless and until they exercise their warrants.

Waivers and Amendments. Subject to certain exceptions, any term of the warrants may be amended or waived with our written consent and the written consent of the holders of at least a majority of the then-outstanding warrants.

DESCRIPTION OF CAPITAL STOCK

General

The descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and amended and restated bylaws that are currently in effect. Copies of these documents have been filed with the SEC and are incorporated by reference herein by reference.

Our amended and restated certificate of incorporation provides for common stock and undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Our authorized capital stock consists of 110,000,000 shares, all with a par value of $0.001 per share, of which 100,000,000 shares are designated as common stock and 10,000,000 shares are designated as preferred stock.

Our outstanding capital stock was held by approximately 772 stockholders of record as of October 10, 2017.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available therefor. In the event that we liquidate, dissolve or wind up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon the closing of this offering will be, fully paid and non-assessable.

Except as otherwise required by Delaware law, all stockholder action, other than the election of directors or certain amendments of our amended and restated certificate of incorporation, is taken by the vote of a majority of the outstanding shares of common stock voting as a single class present at a meeting of stockholders at which a quorum, consisting of a majority of the outstanding shares of common stock is present in person or proxy. The election of directors by our stockholders is determined by a plurality of the votes cast by the stockholders entitled to vote at any meeting held for such purposes at which a quorum, consisting of a majority of the outstanding shares of common stock, is present in person or proxy. Certain amendments to our amended and restated certificate of incorporation require the approval of holders of at least sixty-six and two-third percent (66 2/3%) of the voting power of all then-outstanding shares of our common stock entitled to vote generally in the election of directors, voting together as a single class.

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.

Preferred Stock

Our amended and restated certificate of incorporation provide that our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 10,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

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Confidential treatment requested by SenesTech, Inc. pursuant to Rule 83

Options

As of October 10, 2017, options to purchase 1,558,800 shares of our common stock issued pursuant to our 2015 Plan at a weighted-average exercise price of $1.73 per share were outstanding.

As of October 10, 2017, we had 357,229 shares of common stock issuable upon the vesting of restricted stock units outstanding.

Warrants

As of October 10, 2017, we had the following outstanding warrants to acquire shares of common stock:

Warrants automatically net exercised on second anniversary of the closing of the initial public offering

Warrants to purchase 488,119 shares of common stock having a weighted-average exercise price of $10.74 per share, are exercisable until the earlier of (i) December 13, 2018, the second anniversary of the closing of the initial public offering, and (ii) the closing of our liquidation, dissolution or winding up. The warrants have a net exercise provision pursuant to which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock, as applicable, at the time of exercise of the warrant after deduction of the aggregate exercise price. If the warrants are not exercised prior to the second anniversary of the closing of the initial public offering, they will be automatically exercised pursuant to this net exercise provision. The warrant exercise price is subject to appropriate adjustment in the event of certain stock splits, stock dividends, reclassification and certain other defined events.

Warrants automatically net exercised on third anniversary of the closing of the initial public offering

Warrants to purchase 138,666 shares of common stock having a weighted-average exercise price of $7.50 per share, are exercisable until the earlier of (i) December 13, 2019, the third anniversary of the closing of the initial public offering, and (ii) the closing of our liquidation, dissolution or winding up. The warrants have a net exercise provision pursuant to which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock, as applicable, at the time of exercise of the warrant after deduction of the aggregate exercise price. If the warrants are not exercised prior to the third anniversary of the closing of the initial public offering, they will be automatically exercised pursuant to this net exercise provision. The warrant exercise price is subject to appropriate adjustment in the event of certain stock splits, stock dividends, reclassification and certain other defined events.

Other Warrants

The University of Arizona, with whom we have a license agreement, holds a warrant to acquire 15,000 shares of common stock at an exercise price of $7.50 per share. This warrant is exercisable until the earlier of (i) June 2020, or (ii) the closing of our liquidation, dissolution or winding up. The warrant has a net exercise provision pursuant to which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock, as applicable, at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrant exercise price is subject to appropriate adjustment in the event of certain stock splits, stock dividends, reclassification and certain other defined events.

Underwriters’ Warrants

During December 2016, in connection with our initial public offering, we issued warrants to purchase 187,500 shares of our common stock to Roth Capital Partners at an exercise price of $9.60 per share. The warrant was fully vested and exercisable on the date of grant, and is exercisable until five years from the date of grant. The warrant exercise price is subject to appropriate adjustment in the event of certain stock splits, stock dividends, reclassification and certain other defined events.

Please see “Underwriting — Underwriters’ Warrant” on page [●] for a description of the warrants we have agreed to issue to the underwriters in this offering, subject to completion of this offering.

For additional information about outstanding warrants to acquire shares of our common stock, please see “Item 1. Financial Statements — Notes to Condensed Financial Statements — Note 11. Common Stock Warrants and Common Stock Warrant Liability” in our Quarterly Report on Form 10-Q filed with the SEC on August 14, 2017.

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Registration Rights

We are not party to any agreements that provide our security holders with registration rights.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the outstanding shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent. A special meeting of stockholders may be called by a resolution adopted by a majority of our board, class, our chair of the board, our chief executive officer or the president. Any power of the stockholders to call a special meeting is specifically denied by the terms of our amended and restated certificate of incorporation.

As described above in “Management — Board Composition,” in accordance with our amended and restated certificate of incorporation our board of directors is divided into three classes with staggered three-year terms.

The foregoing provisions make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

▪	Before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

▪	Upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

▪	On or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-third percent (66 2/3%) of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

▪	Any merger or consolidation involving the corporation and the interested stockholder;

▪	Any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

▪	Subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

▪	Any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

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Confidential treatment requested by SenesTech, Inc. pursuant to Rule 83

▪	The receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol “SNES.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Transfer Online, Inc. The transfer agent and registrar’s address is 512 SE Salmon Street, Portland, Oregon 97214.

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UNDERWRITING

We have entered into an underwriting agreement with the several underwriters listed in the table below. Roth Capital Partners, LLC is the representative of the underwriters. We refer to the several underwriters listed in the table below as the ‘‘underwriters.’’ Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, shares of our common stock and warrants to purchase shares of our common stock. Our common stock trades on the NASDAQ Capital Market under the symbol ‘‘SNES.’’

Pursuant to the terms and subject to the conditions contained in the underwriting agreement, we have agreed to sell to the underwriters named below, and each underwriter severally has agreed to purchase from us, the respective number of shares of common stock and warrants to purchase common stock set forth opposite its name below:

Underwriter	Number of Shares	Number of Warrants
Roth Capital Partners, LLC

Total

The underwriting agreement provides that the obligation of the underwriters to purchase the shares of common stock offered and the warrants to purchase shares of common stock by this prospectus is subject to certain conditions. The underwriters are obligated to purchase all of the shares of common stock and the warrants to purchase shares of our common stock offered hereby if any of the securities are purchased.

We have granted the underwriters an option to buy up to an additional            shares of common stock and warrants to purchase _____ shares of common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any. The underwriters may exercise this option at any time, in whole or in part, during the 30-day period after the date of this prospectus; however, the underwriters may only exercise the option once.

Discounts, Commissions and Expenses

The underwriters propose to offer the shares of common stock and accompanying warrants pursuant to the underwriting agreement to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $           per share. After this offering, the public offering price and concession may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

Commissions. In connection with the sale of the common stock and warrants to be purchased by the underwriters, the underwriters will be deemed to have received compensation in the form of underwriting commissions and discounts. The underwriter’ commissions and discounts will be 7.0% of the gross proceeds of this offering, or $           per share of common stock and the accompanying warrant, based on the public offering price per share and warrant set forth on the cover page of this prospectus.

Underwriters’ Warrant. We have agreed to issue to the underwriters warrants initially exercisable for up to           shares of common stock (10% of the shares of common stock sold in this offering, excluding the option to purchase additional shares). The shares issuable upon exercise of the warrants are identical to those offered by this prospectus. The warrants are exercisable at a per share price equal to 150% of the price per share in this offering. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the five-year period commencing on the effective date of this offering, which period shall not extend further than five years from the effective date of this offering in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants and the shares of common stock underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 180 day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters (or permitted assignees under Rule 5100(g)(1)) will not sell, transfer, assign, pledge or hypothecate the warrants or the securities underlying the warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of effectiveness of the registration statement. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price and the number of underlying shares will not be adjusted for issuance of common stock at a price below the warrant exercise price.

Expenses. We have also agreed to reimburse Roth Capital Partners at closing for legal expenses incurred by it in connection with the offering up to a maximum of $50,000.

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option to purchase additional shares of common stock we have granted to the underwriters):

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	Per Combined Share and Warrant		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Public offering price	$	$
Underwriting discounts and commissions paid by us	$	$

Indemnification

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters or such other indemnified parties may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock; or (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, without the prior written consent of Roth Capital Partners for a period of 90 days following the date of this prospectus (the “Lock-up Period”). This consent may be given at any time without public notice. These restrictions on future issuances are subject to exceptions for (i) the issuance of shares of our common stock sold in this offering, (ii) the issuance of shares of our common stock upon the exercise of outstanding options or warrants and the vesting of restricted stock awards or units, (iii) the issuance of employee stock options not exercisable during the Lock-up Period and the grant, redemption or forfeiture of restricted stock awards or restricted stock units pursuant to our equity incentive plans or as new employee inducement grants and (iv) the issuance of common stock or warrants to purchase common stock in connection with mergers or acquisitions of securities, businesses, property or other assets, joint ventures, strategic alliances, equipment leasing arrangements or debt financing.

In addition, each of our directors and executive officers has entered into a lock-up agreement with the underwriters. Under the lock-up agreements, the directors and executive officers may not, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly announce any intention to do any of the foregoing, without the prior written consent of Roth Capital Partners, for a period of 90 days from the closing date of this offering. This consent may be given at any time without public notice. These restrictions on future dispositions by our directors and executive officers are subject to exceptions for (i) one or more bona fide gift transfers of securities to immediate family members who agree to be bound by these restrictions (ii) transfers of securities to one or more trusts for bona fide estate planning purposes, (iii) transfers pursuant to 10b-5 trading programs and (iv) securities reacquired by us in satisfaction of tax withholding obligations.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriters’ websites or our website and any information contained in any other websites maintained by the underwriters or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

▪	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

▪	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

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▪	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position occurs if the underwriters sell more shares than could be covered by the over-allotment option. This position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

▪	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriters make any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Determination of Offering Price

Prior to this offering, there has been a public market for our common stock. However, the low trading volumes for our stock has resulted in our stock having relatively low liquidity compared to other publicly traded stocks. Therefore, the public offering price of the common stock and accompanying warrants offering by this prospectus has been determined by negotiations between us and the underwriters. Among the factors considered in determining the public offering price of the units were:

▪	Our history and our prospects;

▪	Our financial information and historical performance, including our historical and recent stock price;

▪	The industry in which we operate;

▪	The status and development prospects for our products and services; and

▪	The general conditions of the securities markets at the time of this offering.

Selling Restrictions

European Economic Area

This prospectus does not constitute an approved prospectus under Directive 2003/71/EC and no such prospectus is intended to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented Directive 2003/71/EC (each, a “Relevant Member State”) an offer to the public of any shares of common stock which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Directive, if and to the extent that they have been implemented in that Relevant Member State:

▪	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

▪	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative of the underwriters for any such offer; or

▪	in any other circumstances which do not require any person to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

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For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, as the expression may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto including the 2010 PD Amending Directive to the extent implemented in each Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus is not an approved prospectus for purposes of the UK Prospectus Rules, as implemented under the EU Prospectus Directive (2003/71/EC), and have not been approved under section 21 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”) by a person authorized under FSMA. The financial promotions contained in this prospectus is directed at, and this prospectus is only being distributed to, (1) persons who receive this prospectus outside of the United Kingdom, and (2) persons in the United Kingdom who fall within the exemptions under articles 19 (investment professionals) and 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as “Relevant Persons”). This prospectus must not be acted upon or relied upon by any person who is not a Relevant Person. Any investment or investment activity to which this prospectus relate is available only to Relevant Persons and will be engaged in only with Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person that is not a Relevant Person.

Each underwriter has represented, warranted and agreed that:

▪	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA in connection with the issue or sale of any of the shares of common stock in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

▪	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

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LEGAL MATTERS

The validity of the shares of common stock being offered hereby will be passed upon for us by Perkins Coie LLP, Portland, Oregon. The underwriters are being represented by Dickinson Wright PLLC, Troy, Michigan.

EXPERTS

The financial statements at December 31, 2016 and 2015, and for the years then ended incorporated by reference in this prospectus have been so incorporated in reliance on the report of M&K CPAS, PLLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the securities being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549 on official business days during its business hours. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing us at 3140 N. Caden Court, Suite 1, Flagstaff, Arizona 86004 or telephoning us at (928) 779-4143.

We are subject to periodic reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.SenesTech.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act free of charge at our website after such material is electronically filed with, or furnished to, the SEC. We have not incorporated by reference into this prospectus the information contained in, or that can be accessed through, our website, and you should not consider it to be part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We “incorporate by reference” certain information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and relying on the Fixing America’s Surface Transportation Act, or the FAST Act, as a smaller reporting company, subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or replaces that statement.

We incorporate by reference our documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this prospectus and the termination of the offering of the securities described in this prospectus. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K. This prospectus and any amendments or supplements thereto incorporate by reference the documents set forth below that have previously been filed with the SEC:

▪	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 31, 2017;

▪	Our Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2017 and March 31, 2017, filed with the SEC on August 14, 2017 and May 15, 2017, respectively;

▪	The portions of our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 20, 2017, that are incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2016;

▪	Our Current Reports on Form 8-K filed with the SEC on May 24, 2017, June 2, 2017, and June 19, 2017; and

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▪	The description of our common stock, which is registered under Section 12 of the Exchange Act, contained in our registration statement on Form 8-A filed with the SEC on November 7, 2016, including any amendments or reports filed for the purpose of updating such description.

You may request a free copy of any or all of the reports or documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address:

SenesTech, Inc.
3140 N. Caden Court, Suite 1
Flagstaff, AZ 86004
Attn: Secretary
(928) 779-4143

We also maintain a website at www.SenesTech.com where incorporated reports or other documents may be accessed. We have not incorporated by reference into this prospectus the information contained in, or that can be accessed through, our website, and you should not consider it to be part of this prospectus.

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SenesTech, Inc.

           Shares of Common Stock

Warrants to Purchase           Shares of Common Stock

PROSPECTUS

Roth Capital Partners

           , 2017

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by SenesTech, Inc., or the Registrant, in connection with the sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, or FINRA filing fee.

	Amount to be paid
SEC registration fee	$
FINRA filing fee
Printing and engraving expenses		50,000
Legal fees and expenses		150,000
Accounting fees and expenses		5,000
Transfer agent and registrar fees and expenses		5,000
Miscellaneous expenses		25,000
Total	$

Item 14. Indemnification of Directors and Officers.

The Registrant incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnification may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with defending or settling such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

▪	Breach of director’s duty of loyalty to the corporation or its stockholders.

▪	Act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

▪	Unlawful payment of dividends or unlawful purchase or redemption of shares; or

▪	Transaction from which the director derives an improper personal benefit;

The Registrant’s amended and restated certificate of incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

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Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the Registrant has entered into indemnification agreements with each of its directors and executive officers, that require the Registrant to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of the Registrant or any of its affiliated enterprises. Under these agreements, the Registrant is not required to provide indemnification for certain matters, including:

▪	Indemnification for expenses or losses with respect to proceedings initiated by the director or officer, including any proceedings against the Registrant or its directors, officers, employees or other indemnitees and not by way of defense, with certain exceptions;

▪	Indemnification for any proceeding if a final decision by a court of competent jurisdiction determines that such indemnification is prohibited by applicable law;

▪	Indemnification for the disgorgement of profits arising from the purchase or sale by the director or officer of securities of the Registrant in violation of Section 16(b) of the Exchange Act, or any similar successor statute; or

▪	Indemnification for the director or officer’s reimbursement to the Registrant of any bonus or other incentive-based or equity-based compensation previously received by the director or officer or payment of any profits realized by the director or officer from the sale of securities of the Registrant, as required in each case under the Exchange Act.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. Except as otherwise disclosed under the headings “Part I. — Item 3. Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2016 and “Part II. Other Information — Item 1. Legal Proceedings” in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, there is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant has an insurance policy in place, with limits of $5.0 million in the aggregate, that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all securities sold or granted by the Registrant within the past three years that were not registered under the Securities Act, and the consideration, if any, received by the Registrant for such securities. The securities were offered and sold in reliance on the exemption from registration afforded by Section 4(a)(2) or Rule 506(b) of Regulation D promulgated under the Securities Act, which exempt transactions by an issuer not involving any public offering. The purchasers were “accredited investors” as such term is defined in Regulation D. The securities are non-transferable in the absence of an effective registration statement under the Act or an available exemption therefrom, and all certificates and instruments issued are imprinted with a restrictive legend to that effect.

(a) Stock Option Grants

Between December 31, 2012 and September 30, 2016, the Registrant granted options to purchase an aggregate of 397,134 shares of common stock under its 2008 – 2009 Non-Qualified Stock Option Plan, or 2008 Plan, to its directors, officers, employees, consultants, and other service providers with per share exercise prices of $0.005, $0.50 and $15.00. In this same period, the Registrant granted options to purchase an aggregate of 2,392,921 shares of common stock under its 2015 Equity Incentive Plan, or 2015 Plan, to its directors, officers, employees, consultants, and other service providers with per share exercise prices of $0.50 and $7.50. Also in this same period, the Registrant issued an aggregate of 397,625 and 662,000 shares of common stock upon exercise of stock options previously issued under the 2008 Plan and 2015 Plan, respectively, to its directors, officers, employees, consultants, and other service providers for cash consideration in the aggregate amount of $6,548 and $481,840, respectively. The stock options and the common stock issuable upon the exercise of such options as described in this section (a) of Item 15 were issued pursuant to written compensatory plans or arrangements with the Registrant’s employees and directors in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

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(b) Warrants to Purchase Common Stock

Between December 31, 2012 and November 18, 2016, in connection with equity financings and debt conversions, the Registrant issued warrants to accredited investors to purchase an aggregate of 759,519 shares of common stock. The common stock warrants have per share exercise prices of $7.50 and $15.00. The securities issued in these transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) under the Securities Act as transactions by an issuer not involving any public offering.

(c) Sales of Common Stock

During the three months ended March 31, 2017, we issued an aggregate of 3,750 shares of common stock to a consultant for services, valued at $31. In April 2017, we issued 667 shares of common stock to a consultant in settlement of fees due as of December 31, 2016. Between December 31, 2012 and September 30, 2016, the Registrant issued an aggregate of 2,786,165 shares of Registrant’s common stock to accredited or otherwise sophisticated investors at per share prices ranging from $2.50 to $15.00, respectively, for aggregate consideration of $10.8 million in cash. The securities issued in these transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) under the Securities Act as transactions by an issuer not involving any public offering.

(d) Sales of Preferred Stock

In November 2015, the Registrant issued an aggregate of 400,000 shares of Registrant’s Series A convertible preferred stock upon the cancellation and extinguishment of the outstanding principal and unpaid accrued interest on a promissory note. The securities issued in these transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) under the Securities Act as transactions by an issuer not involving any public offering.

Between December 2015 and April 2016, the Registrant issued an aggregate of 135,666 shares of Registrant’s Series B convertible preferred stock to accredited investors at a per share price of $7.75 for aggregate consideration of $1.1 million in cash. Also in December 2015 the Registrant issued an aggregate of 379,512 shares of Series B convertible preferred stock to existing investors upon the exchange of outstanding principal and unpaid accrued interest on promissory notes totaling $2.9 million. The securities issued in these transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) under the Securities Act as transactions by an issuer not involving any public offering.

(e) Sales of Convertible and other Promissory Notes

Between December 22, 2014 and December 31, 2015, the Registrant issued convertible and other promissory notes with an aggregate principal amount of $3.4 million to accredited investors for aggregate consideration of $3.4 million in cash. The securities issued in these transactions were exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) under the Securities Act as transactions by an issuer not involving any public offering.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, general solicitation or any public offering, and the Registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index attached to this Prospectus, which is incorporated by reference herein.

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(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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Confidential treatment requested by SenesTech, Inc. pursuant to Rule 83

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Flagstaff, State of Arizona, on the ___ day of October, 2017.

SENESTECH, INC.

By:
Loretta P. Mayer, Ph.D.
Chair of the Board, Chief Executive Officer and
Chief Scientific Officer

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Confidential treatment requested by SenesTech, Inc. pursuant to Rule 83

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Loretta P. Mayer, Ph.D. and Thomas C. Chesterman, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chair of the Board, Chief Executive Officer and Chief Scientific Officer (Principal Executive Officer)	___________, 2017
Loretta P. Mayer, Ph.D.

	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	___________ , 2017
Thomas C. Chesterman

	President, Chief Research Officer and Director	___________ , 2017
Cheryl A. Dyer, Ph.D.

	Vice Chair of the Board	___________ , 2017
Grover Wickersham

	Director	___________ , 2017
Marc Dumont

	Director	___________ , 2017
Bob Ramsey

	Director	___________ , 2017
Matthew K. Szot

	Director	___________ , 2017
Julia Williams, M.D.

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Confidential treatment requested by SenesTech, Inc. pursuant to Rule 83

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.3 to the Registrant’s Amendment No. 2 to Registration Statement on Form S-1, filed with the SEC on October 20, 2016 (File no. 333-213736))
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.5 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on September 21, 2016 (File no. 333-213736))
4.1	Form of the Registrant’s common stock certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on October 7, 2016 (File no. 333-213736))
4.2*	Form of Warrant to purchase shares of the Registrant’s common stock
5.1**	Legal Opinion of Perkins Coie LLP
10.1+	SenesTech, Inc. 2008 – 2009 Non-Qualified Stock Option Plan and form of agreement thereunder (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on September 21, 2016 (File no. 333-213736))
10.2+	SenesTech, Inc. 2015 Equity Incentive Plan and forms of agreement thereunder (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on September 21, 2016 (File no. 333-213736))
10.3+	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on December 21, 2016 (File no. 001-37941)
10.4+	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on September 21, 2016 (File no. 333-213736))
10.5+	Employment Letter Agreement by and between the Registrant and Loretta P. Mayer, Ph.D. dated June 30, 2016 (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on September 21, 2016 (File no. 333-213736))
10.6+	Employment Letter Agreement by and between the Registrant and Cheryl A. Dyer, Ph.D. dated June 30, 2016 (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on September 21, 2016 (File no. 333-213736))
10.7+	Employment Offer Letter by and between the Registrant and Thomas Chesterman dated November 20, 2015 (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on September 21, 2016 (File no. 333-213736))
10.8	Lease by and between the Registrant and Caden Court, LLC, dated as of December 20, 2011 and amendments thereto dated December 6, 2013 and February 27, 2014 (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on September 21, 2016 (File no. 333-213736))
10.9	Agency Agreement by and between the Registrant, Inmet S.A. and Bioceres, Inc. dated January 21, 2016 (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on September 21, 2016 (File no. 333-213736))
10.10	Services Agreement by and between the Registrant, Inmet S.A. and Bioceres, Inc. dated January 21, 2016 (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on September 21, 2016 (File no. 333-213736))
10.11	Marketing, Sales and Distribution Agreement by and between the Registrant and NeoVenta Solutions, Inc. dated September 26, 2015 (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on September 21, 2016 (File no. 333-213736))
10.12	Exclusive License Agreement by and between the Registrant and Neogen Corporation dated May 15, 2014 (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1, filed with the SEC on September 21, 2016 (File no. 333-213736))
10.13	Settlement Agreement and Release dated January 23, 2017 by and between Neogen Corporation and the Registrant (incorporated by reference to Exhibit 1.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on January 23, 2017 (File no. 001-37941))
10.14	Employment Letter Agreement by and between the Registrant and Andrew Altman, dated May 23, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2017 (File no. 001-37941))
23.1**	Consent of M&K CPAS, PLLC, independent registered public accounting firm.
23.2**	Consent of Perkins Coie LLP (incorporated by reference to Exhibit 5.1)
24.1**	Power of Attorney (included as part of the signature page hereto)

* To be filed by amendment

**Filed herewith

+Indicates a management contract or compensatory plan

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